Itaú Unibanco's profits surge by 45.0% in 2021 and loan portfolio reaches R$ 1 trillion

Profit reaches R$26.9 billion in 2021, with expansion of loan portfolio in addition to growth of commissions and fees

São Paulo, February 10th, 2022 - In the fourth quarter of 2021, Itaú Unibanco's recurring managerial result totaled R$7.2 billion, up 32.9% year-on-year with annualized recurring managerial return on equity of 20.2%. Among the factors that influenced earnings the most are the increase in financial margin with clients, driven by higher credit volume and change in the mix of products, with higher relative growth of products with better spreads. Earnings were also favorably impacted by higher commissions and fees, driven by improved economic activity and resulting higher revenue from cards.

In R$ million (except where otherwise indicated)	4Q21	4Q20	%	2021	2020	%
Recurring Managerial Result	7,159	5,388	32.9%	26,879	18,536	45.0%
Annualized Recurring Managerial Return on Average Equity	20.2%	16.1%	410 bps	19.3%	14.5%	480 bps
Total Adjusted Loan Portfolio[1]	1,027,158	869,532	18.1%	1,027,158	869,532	18.1%
90-day NPL ratio - Total	2.5%	2.2%	30 bps	2.5%	2.3%	20 bps

The importance of the digital means to attract and serve the bank's clients continues to grow. In the fourth quarter, 63% of products purchased by individuals were made digitally. Our Net Promoter Score (NPS) for the Super App (mobile channel for individuals) reached 71 points in December 2021.

"We kicked off 2022 by making significant headway in the bank's cultural and digital transformation, reflected in the results disclosed today, that will certainly contribute to our performance this year. We'll strive to expand our loan portfolio on a sustainable basis and bring recurring managerial results back to levels even higher than those pre-pandemic. Our outlook for 2022 factors in our keeping on a recovery path and the good results achieved in 2021".

Milton Maluhy Filho
Itaú Unibanco's CEO

iti surpassed 14.6 million clients – 4.7 million of them only in the fourth quarter of 2021 –, 86% of whom have had no previous relationship with the bank.

Total loan portfolio[1], one of the highlights of the period, was up 18.1% from the fourth quarter of 2020, reaching R$1,027 billion in December 2021, a record for the bank.

In the loan portfolio for individuals, the increase was driven by the volumes of secured credit lines, such as mortgage loans (53.7%), and other credit lines, such as credit cards (30.0%), on a year-on-year basis. Additionally, record levels of mortgage loans for individuals were posted, thus consolidating Itaú Unibanco as the largest private bank in this market. In 2021, R$46 billion were originated, rising over 130% on a year-on-year basis.

[1]Includes financial guarantees provided and corporate securities.

Cost of credit, including provision for loan losses, totaled R$6.2 billion in the fourth quarter of 2021, up 2.8% from the same quarter of the previous year, due to the natural result from the loan portfolio growth over the period. Between September and December 2021, the provision for loan losses was R$6.8 billion, up 21.0% from the fourth quarter of 2020. “We ended up 2021 with recurring managerial result totaling R$7.2 billion in the fourth quarter and a ROE of 20.2%, completing our recovery cycle last year. At the end of this period we came out stronger and well placed to keep on a growth path in 2022. The digital journey proposed by the bank has been showing positive results and impacts efficiency-wise to attract clients and foster loyalty. Our transactional NPS jumped to 73 points in December from 35 points in March 2021. Our efficiency index in Brazil, on the other hand, improved by 3 percentage points compared to the year 2020, indicating productivity gains directly related to our investments in technology.” Alexsandro Broedel Itaú Unibanco’s CFO As a result of the resumption of economic activity, commissions and fees and revenue from insurance operations were up 5.8% on a year-on-year basis, driven by growth in revenue from credit and debit cards, in both issuing and acquiring activities, and current account services, mainly to companies. Excluding XP Inc.’s net income2 the growth would be 9.1% on a year-on-year basis. Non-interest expenses reached R$13.4 billion in the fourth quarter of 2021, up 0.3% on a year-on-year basis. The efficiency program of the bank has significantly helped improve this performance. Accordingly, the efficiency ratio in Brazil (in the last 12 months) decreased 3 percentage points in relation to the same quarter of the previous year, reflecting productivity gains arising from continuous technology investments. In 2021, Itaú Unibanco strengthened the positive impact agenda with the commitment to contributing with R$400 billion by 2025 in credit lines and other products focused on encouraging investments in renewable energy, education, infrastructure and other sectors. This is a priority agenda to the bank focused on encouraging investments in these areas. To date, 43% of the target has been achieved, and R$170 billion has already been allocated. Additionally, aimed at promoting access to and extending rights, enhancing the quality of life in cities and strengthening people’s power of transformation, Itaú Unibanco reaffirmed its pact with the Brazilian society by means of the Commitment to Private Social Investment. In 2021, Itaú allocated R$750.8 million of own funds to over 1,446 projects in areas such as Education, Health, Culture, Urban Mobility, Innovation and Entrepreneurship, Diversity and others. Further information on Itaú Unibanco earnings is available on Itaú Unibanco’s Investor Relations website: www.itau.com.br/relacoes-com-investidores. Corporate Communication – Itaú Unibanco imprensa@itau-unibanco.com.br 2 A company whose interest in the capital was segregated from Itaú Unibanco’s business line on May 31, 2021.